UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Third Millennium Telecommunications, Inc.
Name of Issuer

Common Stock, $0.001 par value
Title of Class of Securities

124276106
CUSIP Number

John Michael Valo
21st Century Associates LLC
12472 Lake Underhill Road, Suite 271
Orlando, FL 32828
(407) 281-1329
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 31, 2004
(Date of Event which Requires Filing of this Statement)

If     the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ _ ].

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The     information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Michael Valo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a)[_] (b)[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7.	SOLE VOTING POWER	1,997,030 (1)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	--
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	1,997,030 (1)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	--

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,997,030 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	20.7% of Common Stock

14. (1)	TYPE OF REPORTING PERSON (See Instructions)

	Of these shares 467,000 are held directly by John Michael Valo and 1,530,030 are held directly by 21st Century Associates LLC, a Florida limited liability company of which Mr. Valo is the owner and managing member.	IN

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 21st Century Associates LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6,	CITIZENSHIP OR PLACE OF ORGANIZATION Florida LLC

NUMBER OF SHARES	7.	SOLE VOTING POWER	1,997,030 (1)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	--
EACH REPORTING	9.	SHARED VOTING POWER	1,997,030 (1)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	--

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,997,030 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	20.7% of Common Stock

14. (1)	TYPE OF REPORTING PERSON (See Instructions)

Of these shares 467,000 are held directly by John Michael Valo and 1,530,030 are held directly by 21st Century Associates LLC, a Florida limited liability company of which Mr. Valo is
	the owner and managing member.	CO

ITEM 1.	Security and Issuer.
$0.001 par value common stock/ Third Millennium Telecommunications, Inc.
ITEM 2.	Identity and Background.
John Michael Valo 12472 Lake Underhill Road, Suite 271 O1rlando, FL 32828 Private Investor United States Citizen	21st Century Associates LLC 12472 Lake Underhill Road, Suite 271 Orlando, FL 32828 Business Consulting and Investment Florida LLC
ITEM 3.	Source and Amount of Funds or Other Consideration.
John Michael Valo acquired 467,000 shares for services rendered valued at $23,040. 21st Century acquired 1,530,030 shares for cash of $2,000.
ITEM 4.	Purpose of Transaction.

The issuer is an inactive corporation seeking a business venture in which to participate. The shares were acquired as an investment with the expectation that the issuer will acquire a business in the future and resume operation. The reporting persons may vote their shares to approve or otherwise facilitate such an acquisition, which may include a change in management of the issuer

ITEM 5.	Interest in Securities of the Issuer.

1,997,030 Common Shares/ 20.7%
Of these shares 467,000 are held directly by John Michael Valo and 1,530,030 are held directly by 21st
Century Associates LLC, a Florida limited Liability company of which Mr. Valvo is the owner.
Consequently, Mr. Valo may be deemed to hold sole voting and investment control over 1,997,030 shares of the issuer's common stock.

On March 31, 2004, 21st Century Associates LLC acquired 750,000 shares of common stock directly from the issuer for a cash payment of $750 made to a creditor of the issuer for the issuer's benefit. On March 31,
2004, 21st Century purchased from Robert Menaker, an affiliate of the issuer, 780,030 shares of common stock for a cash payment of $1,250.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Not applicable

ITEM 7.	Material To Be Filed As Exhibits.
Agreement for joint filing is attached hereto as Exhibit 1.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2004	/s/ John Michael Valo John Michael Valo
Dated: July 28, 2004	21st Century Associates LLC
By: /s/ John Michael Valo John Michael Valo, Managing Member

Exhibit 1

        By their signatures below, the undersigned hereby agree and consent to the joint filing of the Schedule 13D to which this Exhibit is attached.

Dated July 28, 2004	/s/ John Michael Valo John Michael Valo
Dated: July 28, 2004	21st Century Associates LLC By: /s/ John Michael Valo John Michael Valo, Managing Member